FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER OF 2007

(Santiago, Chile, February 8, 2008) Madeco S.A. (“Madeco”) (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the fourth quarter ended December 31, 2007. All figures are expressed in Chilean pesos as of December 31, 2007. Translations to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$ 496.89) and UF1.00= Ch$ 19,622.66 as of December 31, 2007.

Madeco Highlights

  As was reported on November 15, 2007, Madeco and the French cables company Nexans signed a Framework Agreement whereby Madeco would transfer all its Cables unit assets in Colombia, Peru, Brazil, Argentina and Chile to Nexans in exchange for a cash consideration of US$448 million (cash for minority interest of US$26 million) and 2.5 million shares in Nexans (approximately an 8.9% shareholding). This agreement would allow the Company access to a worldwide presence in the cable industry (throughout Nexans) and a position on Nexans’ Board of Directors.

  Revenues decreased by 2.1% in 4Q07 compared to 4Q06, reaching Ch$139,711 million. This is explained by lower sales in the Brass Mills Unit of 4.7% (as a result of lower market prices, a depressed exchange rate affecting exports and greater products substitution) and in the Profiles Unit of 8.6% (due to tougher competition from Chinese imports) as well as in the copper rod division of 41.7% (due to decreased sales to third parties due to a higher utilization for internal consumption). Nevertheless, these negative effects were partially offset by additional sales from the acquired subsidiaries Cedsa (Colombia) and Peruplast (merged with Tech Pak in Peru). For the year 2007, revenues increased by 6.4%.

  Operating income decreased by 31.6% in 4Q07 from Ch$6,344 million to Ch$4,339 million. This was mostly attributable to higher selling, general and administrative (SG&A) expenses of 20.0% compared to 4Q06, mainly as a result of the new acquisitions and higher expenses of the Profiles unit, and lower margins obtained by the Cables unit, and to a lesser extent, by the Profiles unit. The lower margins associated with the Cables unit are largely explained by increased participation as percentage of unit’s sales of aluminum cables, which have lower margins than copper cables, and secondly, by the abrupt drop in copper prices during the last quarter, which negatively affected sales prices. For the year 2007 the Company reported Operating Income of Ch$55,596 millions, 27.8% lower than in 2006.

  For the fourth quarter of the year, the Company reported net income of Ch$2,163 million, 25.9% below the Ch$2,921 million reported during the same period of 2006. Income tax charges, minority interest and others were reduced by Ch$2,802 million. These lower losses were partially offset by higher non-operating income charge of Ch$1,554 million. In addition, for the year 2007, net income was Ch$19,660 million.

  As of December 31, 2007, cash and cash equivalents were Ch$11,199 million compared to Ch$18,844 million in 2006. This is explained by lower cash flow from financing activities and higher cash needs associated with the Company’s investment plan, partially offset by a higher initial cash balance and improved cash flow from operational activities compared to 2006. The latter, was due to lower n working capital needs compared to 2006, and the contribution of the new acquisitions to cash flow.

  As was communicated by the Company on December 19, 2007, the Board of Directors agreed to distribute an interim dividend of Ch$ 2.65 per share as a charge to 2007 net income. This dividend was payable starting January 18, 2008 to all shareholders of the Company registered prior to January 12, 2008.

  Highlights of the Income Statement (Exhibit 1 and 2)
Net Income Net income was Ch$2,163 million for 4Q07, 25.9% lower than the Ch$2,921 million reported in 4Q06. This was mainly due to a reduction in operating income of Ch$2,005 million (-31.6%) compared to the fourth quarter of 2006 and higher non-operating losses of Ch$1,554 million. The reduction was partially offset by a decrease in income tax obligations, minority interest charges and others charges of Ch$2,802 million.

Revenues Revenues were Ch$139,711 million in 4Q07, a 2.1% decrease compared to the same period in the previous year. The lower consolidated revenues were offset by higher copper prices during the quarter and the contribution from the new consolidating companies (Peruplast and Cedsa), which had an additional effect of Ch$13,690 million on sales. Sales volumes showed an increase of 7,552 tonnes, 25.3% above 4Q06, mainly due to higher volumes of aluminum and copper cables and flexible packaging, offset partially by decreases in the aluminum profiles and copper rod.

Gross Income Gross income was Ch$14,312 million in 4Q07, 2.4% lower than the Ch$14,657 million reported in 4Q06. The reduction in gross income is explained by lower margins obtained by the Cable unit due to higher product mix of aluminum cables and copper market price decrease during the last quarter which negatively affected sales prices, and to a lesser degree, by the lower performance of the Aluminum Profiles Unit.

Operating Income Operating income amounted to Ch$4,339 million for 4Q07, 31.6% lower than the Ch$6,344 million obtained in the same period the year before. The reduction in operating income is explained by a decrease of 2.4% in gross income and an increase of 20.0% in selling, general and administrative expenses as a result of higher turnover, the contribution of the new acquisitions, costs involved in the implementation of the Sarbanes Oxley Act and the additional expenses in the Aluminum Profiles unit to reinforce sales and marketing activities.

Non-Operating Results The Company’s non-operating losses amounted to Ch$5,713 million for 4Q07, 37.4% higher than the losses of Ch$4,159 million reported in 4Q06. This is basically due to a loss of Ch$2,316 million in foreign exchange differences and price-level restatement results (in 4Q06 the Company reported gains of Ch$419 million), partially offset by lower other non-operating expenses of Ch$1,103 million. The higher loss from price-level restatement is the result of the higher inflation in Chile. This effect was partially offset by higher gains in foreign exchange differences mainly due to the appreciation of the Brazilian Real compared to 4Q06.

Income Tax During 4Q07, income tax credits amounted to Ch$4,125 million, higher than the credits of Ch$1,191 million reported in 2006. This positive balance in income tax is explained mostly by the reversal of tax provisions made by the Company and the recognition of higher tax benefits.

Minority Interest The Company’s minority interest charges (reflecting the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indeco, Indalum and Cedsa) amounted to Ch$619 million in 4Q07 compared to Ch$462 million in 4Q06, as a result of the consolidation of Cedsa and Peruplast in the Madeco’s financial statements.

  Analysis by Business Unit (Exhibits 3 to 6)

Wire and Cable

Revenues reached by this unit in 4Q07 amounted to Ch$88,854 million (a decrease of 10.0%), of which Ch$15,570 million came from sales of copper rod and Ch$73,284 million from sales of cables. Sales volume increased by 9.7% mainly due to an increase in aluminum cables sold in Brazil and Argentina (60.1% and 68.7%, respectively) and higher sales of copper cables in Peru (38.2%) as well as the addition of 1,019 tonnes from Cedsa. These volumes were partially offset by reduced sales of copper rod in Peru and Chile of 14.5% and 41.8%, respectively, due to internal consumption and the loss of the sales related to Cedsa.

The cost of sales amounted to Ch$80,788 million in 4Q07, 9.3% lower than the Ch$89,093 million reported the year before as a result of the higher increase of aluminum cables in the product mix (v/s copper cables) with a lower average cost, partially offset by the increase in metal prices.

Gross Income in 4Q07 decreased by 16.6% to Ch$8,066 from Ch$9,671 in 4Q06, as the result of higher operational costs (energy and labor) and higher sales of aluminum cables (which have lower margin compared to copper cables). Finally, the copper market price decreased during the last quarter affecting negatively sales prices.

Selling, general and administrative expenses increased by 14.9% in 4Q07 (from Ch$4,860 million to Ch$5,584 million), due to the consolidating expenses related to Cedsa and higher costs involved in the implementation of the Sarbanes Oxley Act.

Operating income totaled Ch$2,482 million in 4Q07 compared to Ch$4,811 million in 4Q06, a decrease of 48.4%, explained by lower gross income and higher selling, general and administrative expenses.

Brass Mills

Revenues in 4Q07 were Ch$22,075 million, 4.7% lower than the Ch$23,154 million reported in 4Q06. This sales reduction is mainly explained by lower sales prices in the Chilean operation when comparing both periods. This effect was partially offset by the higher volume sold in the coin division and the Argentine subsidiary.

Cost of sales showed a decrease of 5.2% between the last quarters of 2007 and 2006. As a percentage of sales, it decreased from 94.4% to 93.8%, mainly due to operational restructuring costs in Chile.

Gross income increased by 4.8% in 4Q07 reaching Ch$1,361 million, explained principally by lower costs (in terms of percentage of sales), in spite of lower revenues compared to 2006.

Selling, general and administrative expenses increased by 5.5%, from Ch$1,446 million to Ch$1,526 million. The increases in expenses are partially explained by higher volumes sold and higher sales activity in Chile during the last quarter.

Operating income amounted to a loss of Ch$165 million in 4Q07 compared to the loss of Ch$147 million in 4Q06, due to higher selling, general and administrative expenses, partially offset by higher gross income.

Flexible Packaging

Revenues increased by 71.7% from Ch$12,190 million to Ch$20,935 million, including the revenues of Peruplast which amounted to Ch$8,352 million. Sales volume increased by 155.3% in 4Q07 (Chile rose by 25.3% and Argentina by 3.8%). The sales volumes of Peruplast reached 5,315 tonnes (after eliminating inter-company sales), which represented 89.1% of the total Unit’s sales volume increase in 4Q07 (v/s 4Q06).

Cost of sales rose by 72.8%, from Ch$10,198 million to Ch$17,620 million. These costs include Peruplast which amounted to Ch$7,143 million. In addition, as a percentage of sales, costs increased from 83.7% to 84.2%.

Gross income increased by 66.4% from Ch$1,992 million in 4Q06 to Ch$3,315 million, mainly due to the consolidation of the Peruvian subsidiary. However, as a percentage of sales, the margin decreased from 16.3% to 15.8%, due to higher costs of energy, raw materials (e.g. propylene), higher labor costs in Argentina and the lower relative margins of Peruplast (acquired in 2007).

Selling, general and administrative expenses rose to Ch$1,260 million from Ch$914 million in 4Q06, an increase of 37.9%. In spite of higher expenses, as a percentage of sales, SG&A decreased from 7.5% to 6.0% in 4Q07.

Operating income in 4Q07 was Ch$2,055 million compared to Ch$1,078 million in 4Q06. Peruplast added Ch$712 million to the unit’s operating income.

Aluminum Profiles

Revenues in 4Q07 decreased by 8.6% compared to 4Q06, from Ch$8,581 million to Ch$7,847 million. The increase in revenues is explained by higher prices, in spite of lower sales volume (volumes decreased by 10.4% compared to 4Q06).

Cost of sales decreased by 8.8%, from Ch$6,885 million to Ch$6,278 million. As a percentage of sales, the unit’s costs decreased from 80.2% to 80.0%.

Gross income in 4Q07 decreased by 7.5% to Ch$1,569 million compared to Ch$1,696 million in 4Q06. As a percentage of sales, the ratio increased from 19.8% to 20.0% in 4Q07.

Selling, general and administrative expenses increased by 46.6%, from Ch$1,093 million to Ch$1,602 million due to the higher sales and marketing activities required to compete Chinese imports. In addition, as a percentage of sales, expenses increased from 12.7% to 20.4% during the fourth quarter of 2007.

Operating income for 4Q07 was a charge of Ch$33 million compared to gains of Ch$603 million reported in 4Q06, mainly due to the higher selling, general and administrative expenses.

  Balance Sheet Analysis (Exhibit 7)

Assets

The Company’s assets as of December 31, 2007 amounted to Ch$487,097 million, an increase of 8.8% over the Ch$447,624 million reported as of December 31, 2006.

Current Assets
 Amounted to Ch$284,622 million, 14.1% higher than 2006, mainly explained by higher inventories (Ch$30,056 million, new companies adding Ch$18,606 million), accounts receivable (Ch$5,817 million) and cash (Ch$5,326 million), offset by lower prepaid expenses and other current assets (Ch$9,522 million).

Property, Plant & Equipment
 Amounted to Ch$166,949 million, a net increase of Ch$8,053 million over 4Q06, mainly due to the effect of the acquisition of machinery and equipment of Ch$12,218 million, an increase of Ch$4,152 in buildings and infrastructure, offset by depreciation for the period of Ch$14,324 million. The variations are mainly explained by new acquisitions, as well as the incorporation of PVTEC (a new PVC profiles subsidiary) partially offset by exchange rate effects.

Other Assets
 Amounted to Ch$35,527 million, a 9.5% decrease (or a reduction of Ch$3,728 million) compared to 4Q06, mainly due to the consolidation of equity company investments (Peruplast and Tech Pak).

Liabilities

Total liabilities as of December 31, 2007 amounted to Ch$200,650 million, an increase of 21.5% compared to 2006.

Bank Debt
 Amounted to Ch$89,021 million at December 2007, representing an increase of Ch$10,401 million or 13.2% compared to the previous year. This reflects mainly the debt associated with Cedsa and Peruplast, acquisition financing at the beginning of the year and higher borrowings from Ficap, Indeco and Indalum to finance their working capital.

On September 5, 2006, Madeco signed a US$50 million 5-year club deal. In December 2006, the first installment of this loan (US$4 million) was repaid and 2 installments totaling US$8 million were prepaid. On March 5, 2007 4 installments amounting to US$16 million (corresponding to 100% of the short term component of the club deal) were paid.

Bonds
 Bonds payable amounted to Ch$21,704 million as of December 2007 which correspond to the D Series whose last repayment is scheduled for December 2011. The bonds outstanding were reduced by 18.4% with respect to the prior year due to paydown in June and December 2007. These bonds are payable semi-annually (principal and interest) and bear interest of UF + 5% per annum.

Shareholders’ Equity

As of December 31, 2007, shareholders’ equity was Ch$263,894 million, which represents a 2.3% decrease over 2006.

Paid Capital (Common Stock)
 Amounted to Ch$234,329 million at 4Q07, which is lower than the Ch$283,614 million reported as of December 2006, due mainly to the absorption of accumulated losses, which represented a charge of Ch$51,353 million (this reduction was approved by the Extraordinary Shareholders’ Meeting held in April, 2007). This reduction was offset by a capital increase of Ch$5,822 million related to the exercised stock options in 2007.

Share Premium
 Amounted to Ch$43,056 million, the same value reported in December 2006.

Other Reserves
 Decreased by Ch$16,803 million from negative Ch$1,346 million in 4Q06, due to a lower valuation of foreign investments in accordance with the Chilean accounting norm N°64.

Retained Earnings (Accumulated Losses)
 Amounted to Ch$4,658 million (net income in 2007 amounted to Ch$19,660 million and interim dividends Ch$15,002 million). Since April 24, 2007, the Company no longer has accumulated losses (as was approved at the Extraordinary Shareholders’ Meeting). The previous balance was eliminated by a reduction in Paid Capital.

For further information contact:
Pablo M. Araya

Investor Relations
Tel.  : (56 2) 520-1380
Fax   : (56 2) 520-1545
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl

***************

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.

Exhibit 1: Consolidated Income Statement
(Fourth Quarter)

	million of Ch$			million of US$ (1)
	4Q06	4Q07	% Var.	4Q06	4Q07	% Var.

Revenues	142,689	139,711	-2.1%	268.0	281.2	4.9%
COGS	(128,031)	(125,400)	-2.1%	(240.5)	(252.4)	4.9%
Gross Income	14,657	14,312	-2.4%	27.5	28.8	4.6%
SG&A	(8,313)	(9,972)	20.0%	(15.6)	(20.1)	28.5%
Operating Income	6,344	4,339	-31.6%	11.9	8.7	-26.7%

Financial income	522	540	3.4%	1.0	1.1	10.8%
Equity in earning (losses) of related companies	279	(67)	-124.1%	0.5	(0.1)	-125.8%
Other non-operating income	(417)	200	-148.0%	(0.8)	0.4	-151.5%
Financial expenses	(3,124)	(3,436)	10.0%	(5.9)	(6.9)	17.8%
Positive goodwill amortization	(456)	(355)	-22.0%	(0.9)	(0.7)	-16.5%
Other non-operating expenses	(1,381)	(278)	-79.9%	(2.6)	(0.6)	-78.4%
Price-level restatement	419	(2,316)	-653.1%	0.8	(4.7)	-692.6%
Non-Operating Results	(4,159)	(5,713)	37.4%	(7.8)	(11.5)	47.2%

Income (Loss) before income taxes	2,186	(1,374)	-162.9%	4.1	(2.8)	-167.3%
Income tax	1,191	4,125	246.4%	2.2	8.3	271.2%
Minority interest	(462)	(619)	33.9%	(0.9)	(1.2)	43.5%
Negative goodwill amortization	7	31	349.3%	0.0	0.1	381.4%
Net Income (Loss)	2,921	2,163	-25.9%	5.5	4.4	-20.6%

Gross Margin	10.3%	10.2%	-	10.3%	10.2%	-
SG&A / Sales	5.8%	7.1%	-	5.8%	7.1%	-
Operating Margin	4.4%	3.1%	-	4.4%	3.1%	-

1 Exchange rate on December 31 2007 US$1.00 = 496.89
1 Exchange rate on December 31 2006 US$1.00 = 532.39

Exhibit 2: Consolidated Income Statement
(YTD December)

	million of Ch$			million of US$ (1)
	YTD Dec 06	YTD Dec 07	% Var.	YTD Dec 06	YTD Dec 07	% Var.

Revenues	600,518	639,011	6.4%	1,128.0	1,286.0	14.0%
COGS	(514,413)	(564,099)	9.7%	(966.2)	(1,135.3)	17.5%
Gross Income	86,105	74,912	-13.0%	161.7	150.8	-6.8%
SG&A	(30,508)	(34,797)	14.1%	(57.3)	(70.0)	22.2%
Operating Income	55,596	40,115	-27.8%	104.4	80.7	-22.7%

Financial income	1,724	2,361	37.0%	3.2	4.8	46.7%
Equity in earning (losses) of related companies	739	(56)	-107.6%	1.4	(0.1)	-108.1%
Other non-operating income	125	817	552.4%	0.2	1.6	599.1%
Financial expenses	(12,255)	(12,837)	4.8%	(23.0)	(25.8)	12.2%
Positive goodwill amortization	(1,849)	(1,674)	-9.5%	(3.5)	(3.4)	-3.0%
Other non-operating expenses	(3,063)	(1,976)	-35.5%	(5.8)	(4.0)	-30.9%
Price-level restatement	(1,366)	(2,796)	104.6%	(2.6)	(5.6)	119.2%
Non-Operating Results	(15,944)	(16,160)	1.4%	(29.9)	(32.5)	8.6%

Income (Loss) before income taxes	39,652	23,954	-39.6%	74.5	48.2	-35.3%
Income tax	(5,590)	(1,076)	-80.8%	(10.5)	(2.2)	-79.4%
Minority interest	(1,652)	(3,308)	100.2%	(3.1)	(6.7)	114.5%
Negative goodwill amortization	28	89	213.9%	0.1	0.2	236.4%
Net Income (Loss)	32,439	19,660	-39.4%	60.9	39.6	-35.1%

Gross Margin	14.3%	11.7%	-	14.3%	11.7%	-
SG&A / Sales	5.1%	5.4%	-	5.1%	5.4%	-
Operating Margin	9.3%	6.3%	-	9.3%	6.3%	-

1 Exchange rate on December 31 2007 US$1.00 = 496.89
1 Exchange rate on December 31 2006 US$1.00 = 532.39

Exhibit 3: EBITDA by Business Unit
(Fourth Quarter)

4Q06
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	26,713	72,051	23,154	12,190	8,581	142,689
COGS	(26,918)	(62,175)	(21,855)	(10,198)	(6,885)	(128,031)
Gross Income	(205)	9,876	1,299	1,992	1,696	14,658
SG&A	(81)	(4,779)	(1,446)	(914)	(1,093)	(8,313)
Operating Income	(286)	5,097	(147)	1,078	603	6,345
EBITDA	(249)	7,109	349	1,775	899	9,883

Gross Margin	-0.8%	13.7%	5.6%	16.3%	19.8%	10.3%
SG&A / Sales	0.3%	6.6%	6.2%	7.5%	12.7%	5.8%
EBITDA Margin	-0.9%	9.9%	1.5%	14.6%	10.5%	6.9%

Segment Contribution
% Revenues	19.1%	51.6%	16.6%	8.7%	6.1%	102.1%
% EBITDA	-3.1%	88.0%	4.3%	22.0%	11.1%	122.4%

4Q07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	15,570	73,284	22,077	20,935	7,847	139,713
COGS	(15,598)	(65,190)	(20,714)	(17,620)	(6,278)	(125,400)
Gross Income	(28)	8,094	1,363	3,315	1,569	14,313
SG&A	0	(5,584)	(1,526)	(1,260)	(1,602)	(9,972)
Operating Income	(28)	2,510	(163)	2,055	(33)	4,341
EBITDA	9	4,068	461	3,211	325	8,074

Gross Margin	-0.2%	11.0%	6.2%	15.8%	20.0%	10.2%
SG&A / Sales	0.0%	7.6%	6.9%	6.0%	20.4%	7.1%
EBITDA Margin	0.1%	5.6%	2.1%	15.3%	4.1%	5.8%

Segment Contribution
% Revenues	11.1%	52.5%	15.8%	15.0%	5.6%	100.0%
% EBITDA	0.1%	50.4%	5.7%	39.8%	4.0%	100.0%

2007 versus 2006
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	-41.7%	1.7%	-4.7%	71.7%	-8.6%	-2.1%
COGS	-42.1%	4.8%	-5.2%	72.8%	-8.8%	-2.1%
Gross Income	-86.3%	-18.0%	4.9%	66.4%	-7.5%	-2.4%
SG&A	-100.0%	16.8%	5.5%	37.9%	46.6%	20.0%
Operating Income	-90.2%	-50.8%	10.9%	90.6%	-105.5%	-31.6%
EBITDA	-103.6%	-42.8%	32.1%	80.9%	-63.8%	-18.3%

Exhibit 4: EBITDA by Business Unit
(YTD December)

YTD Dec 06
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	100,150	286,733	128,215	49,616	35,804	600,518
COGS	(93,325)	(238,634)	(112,137)	(41,332)	(28,985)	(514,413)
Gross Income	6,825	48,099	16,078	8,284	6,819	86,105
SG&A	(322)	(17,760)	(5,562)	(3,131)	(3,734)	(30,509)
Operating Income	6,503	30,339	10,516	5,153	3,085	55,596
EBITDA	6,658	38,175	13,061	7,861	4,223	69,978

Gross Margin	9.6%	17.8%	14.1%	16.8%	18.8%	15.6%
SG&A / Sales	0.3%	6.0%	3.9%	5.9%	9.7%	4.8%
EBITDA Margin	9.4%	14.5%	12.1%	16.3%	12.2%	13.1%

Segment Contribution
% Revenues	16.7%	47.7%	21.4%	8.3%	6.0%	100.0%
% EBITDA	9.5%	54.6%	18.7%	11.2%	6.0%	100.0%

YTD Dec 07
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	71,603	340,246	103,031	89,000	35,131	639,011
COGS	(70,696)	(291,303)	(99,007)	(75,058)	(28,035)	(564,099)
Gross Income	907	48,943	4,024	13,942	7,096	74,912
SG&A	0	(19,308)	(5,385)	(5,159)	(4,945)	(34,797)
Operating Income	907	29,635	(1,361)	8,783	2,151	40,115
EBITDA	1,049	36,735	1,130	13,540	3,445	55,899

Gross Margin	1.7%	15.3%	3.3%	15.6%	20.3%	12.1%
SG&A / Sales	0.0%	5.1%	4.8%	5.7%	12.3%	5.0%
EBITDA Margin	1.9%	12.2%	0.8%	15.2%	11.4%	9.6%

Segment Contribution
% Revenues	11.2%	53.2%	16.1%	13.9%	5.5%	100.0%
% EBITDA	1.9%	65.7%	2.0%	24.2%	6.2%	100.0%

2006 versus 2007
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	PROFILES	Total

Revenues	-28.5%	18.7%	-19.6%	79.4%	-1.9%	6.4%
COGS	-24.2%	22.1%	-11.7%	81.6%	-3.3%	9.7%
Gross Income	-86.7%	1.8%	-75.0%	68.3%	4.1%	-13.0%
SG&A	-100.0%	8.7%	-3.2%	64.8%	32.4%	14.1%
Operating Income	-86.1%	-2.3%	-112.9%	70.4%	-30.3%	-27.8%
EBITDA	-84.2%	-3.8%	-91.3%	72.2%	-18.4%	-20.1%

Exhibit 5: EBITDA by Business Unit and Country
(Fourth Quarter)

	4Q06							4Q07
	(millon of Ch$)							(millon of Ch$)
	Chile	Peru				Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	3,254	3,157				0	6,411	1,893	2,700					0	4,593
Tons (Intercompany)	1,553	0				(1,553)	0	4,973	0					(4,973)	0
Tons (Total)	4,807	3,157				(1,553)	6,411	6,866	2,700					(4,973)	4,593

Revenues (Third parties)	13,542	13,171				0	26,713	7,078	8,492					0	15,570
Revenues (Intercompany)	6,285	0				(6,285)	0	19,172	0					(19,172)	0
Total revenues	19,827	13,171				(6,285)	26,713	26,250	8,492					(19,172)	15,570
COGS	(20,542)	(13,350)				6,974	(26,918)	(26,066)	(8,695)					19,163	(15,598)
Gross Income	(715)	(179)				689	(205)	184	(203)					(9)	(28)
SG&A	0	(81)				0	(81)	0	0					0	0
Operating Income	(715)	(260)				689	(286)	184	(203)					(9)	(28)
EBITDA	(676)	(259)				686	(249)	222	(203)					(10)	9

Gross Margin	-3.6%	-1.4%	-	-	-	-	-0.8%	0.7%	-2.4%	-	-	-	-	-	-0.2%
EBITDA Margin	-3.4%	-2.0%	-	-	-	-	-0.9%	0.8%	-2.4%	-	-	-	-	-	0.1%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	1,857	6,496	0	1,049	2,826	0	12,228	1,869	7,486	0	1,651	3,836	1,019	0	15,861
Tons (Intercompany)	0	118	0	176	0	(294)	0	144	230	0	337	137	0	(848)	0
Tons (Total)	1,857	6,614	0	1,225	2,826	(294)	12,228	2,013	7,716	0	1,988	3,973	1,019	(848)	15,861
Kms.	0	0	332	0	0	0	332	0	0	809	0	0	0	0	809

Revenues (Third parties)	12,653	36,517	403	3,661	18,817	0	72,051	11,506	32,124	343	4,747	19,159	5,405	0	73,284
Revenues (Intercompany)	179	628	0	374	(39)	(1,142)	0	1,198	681	0	515	440	0	(2,834)	0
Total revenues	12,832	37,145	403	4,035	18,778	(1,142)	72,051	12,704	32,805	343	5,262	19,599	5,405	(2,834)	73,284
COGS	(10,127)	(33,720)	(517)	(3,492)	(15,362)	1,043	(62,175)	(10,857)	(31,020)	(306)	(4,639)	(16,655)	(4,653)	2,940	(65,190)
Gross Income	2,705	3,425	(114)	543	3,416	(99)	9,876	1,847	1,785	37	623	2,944	752	106	8,094
SG&A	(631)	(2,457)	(275)	(216)	(675)	(525)	(4,779)	(639)	(3,011)	(190)	(183)	(769)	(273)	(519)	(5,584)
Operating Income	2,074	968	(389)	327	2,741	(624)	5,097	1,208	(1,226)	(153)	440	2,175	479	(413)	2,510
EBITDA	2,441	2,277	(346)	410	2,978	(651)	7,109	1,558	(346)	(117)	507	2,377	548	(459)	4,068

Gross Margin	21.1%	9.2%	-28.3%	13.5%	18.2%	-	13.7%	14.5%	5.4%	10.8%	11.8%	15.0%	13.9%	-	11.0%
EBITDA Margin	19.0%	6.1%	-85.9%	10.2%	15.9%	-	9.9%	12.3%	-1.1%	-34.1%	9.6%	12.1%	10.1%	-	5.6%

	Chile	Coin	Argentina			Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	4,002	202	480			0	4,684	3,729	436	569				0	4,734
Tons (Intercompany)	112	0	0			(112)	0	578	0	17				(595)	0
Tons (Total)	4,114	202	480			(112)	4,684	4,307	436	586				(595)	4,734

Revenues (Third parties)	18,487	2,276	2,391			0	23,154	16,897	2,865	2,315				0	22,077
Revenues (Intercompany)	729	408	0			(1,137)	0	3,549	0	66				(3,617)	(2)
Total revenues	19,216	2,684	2,391			(1,137)	23,154	20,446	2,865	2,381				(3,617)	22,075
COGS	(19,320)	(1,555)	(2,177)			1,197	(21,855)	(19,922)	(2,293)	(2,172)				3,673	(20,714)
Gross Income	(104)	1,129	214			60	1,299	524	572	209				56	1,361
SG&A	(935)	(133)	(208)			(170)	(1,446)	(995)	(134)	(160)				(237)	(1,526)
Operating Income	(1,039)	996	6			(110)	(147)	(471)	438	49				(181)	(165)
EBITDA	(681)	1,069	88			(127)	349	69	513	108				(229)	461

Gross Margin	-0.5%	42.1%	9.0%	-	-	-	5.6%	2.6%	20.0%	8.8%	-	-	-	-	6.2%
EBITDA Margin	-3.5%	39.8%	3.7%	-	-	-	1.5%	0.3%	17.9%	4.5%	-	-	-	-	2.1%

	Chile	Argentina				Interco.	F. PACK.	Chile	Argentina	Peru				Interco.	F. PACK.

Tons (Third parties)	2,473	1,497				(129)	3,841	2,953	1,577	5,320				(43)	9,807
Tons (Intercompany)	0	0				0	0	0	0	0				0	0
Tons (Total)	2,473	1,497				(129)	3,841	2,953	1,577	5,320				(43)	9,807

Revenues (Third parties)	7,998	4,432				(240)	12,190	8,997	3,699	8,352				(113)	20,935
Revenues (Intercompany)	0	0				0	0	0	0	0				0	0
Total revenues	7,998	4,432				(240)	12,190	8,997	3,699	8,352				(113)	20,935
COGS	(6,613)	(3,825)				240	(10,198)	(7,590)	(3,113)	(7,143)				226	(17,620)
Gross Income	1,385	607				0	1,992	1,407	586	1,209				113	3,315
SG&A	(574)	(249)				(91)	(914)	(466)	(208)	(497)				(89)	(1,260)
Operating Income	811	358				(91)	1,078	941	378	712				24	2,055
EBITDA	1,267	598				(90)	1,775	1,447	588	1,153				23	3,211

Gross Margin	17.3%	13.7%	-	-	-	-	16.3%	15.6%	15.8%	14.5%	-	-	-	-	15.8%
EBITDA Margin	15.8%	13.5%	-	-	-	-	14.6%	16.1%	15.9%	13.8%	-	-	-	-	15.3%

	Chile						PROFILES	Chile							PROFILES
Tons (Third parties)	2,677						2,677	2,398							2,398
Tons (Intercompany)	0						0	0							0
Tons (Total)	2,677						2,677	2,398							2,398

Revenues (Third parties)	8,581						8,581	7,847							7,847
Revenues (Intercompany)	0						0	0							0
Total revenues	8,581						8,581	7,847							7,847
COGS	(6,885)						(6,885)	(6,278)							(6,278)
Gross Income	1,696						1,696	1,569							1,569
SG&A	(1,093)						(1,093)	(1,602)							(1,602)
Operating Income	603						603	(33)							(33)
EBITDA	899						899	325							325

Gross Margin	19.8%	-	-	-	-	-	19.8%	20.0%	-	-	-	-	-	-	20.0%
EBITDA Margin	10.5%	-	-	-	-	-	10.5%	4.1%	-	-	-	-	-	-	4.1%

Exhibit 6: EBITDA by Business Unit and Country
(YTD December)

	YTD Dec 06							YTD Dec 07
	(million of Ch$)							(million of Ch$)
	Chile	Peru				Interco.	COPPER ROD	Chile	Peru					Interco.	COPPER ROD

Tons (Third parties)	11,554	13,531				0	25,085	8,826	10,136					0	18,962
Tons (Intercompany)	10,800	0				(10,800)	0	15,827	0					(15,827)	0
Tons (Total)	22,354	13,531				(10,800)	25,085	24,653	10,136					(15,827)	18,962

Revenues (Third parties)	46,365	53,785				0	100,150	34,603	37,000					0	71,603
Revenues (Intercompany)	44,173	0				(44,173)	0	64,993	0					(64,993)	0
Total revenues	90,538	53,785				(44,173)	100,150	99,596	37,000					(64,993)	71,603
COGS	(86,366)	(50,637)				43,678	(93,325)	(99,120)	(36,704)					65,128	(70,696)
Gross Income	4,172	3,148				(495)	6,825	476	296					135	907
SG&A	0	(322)				0	(322)	0	0					0	0
Operating Income	4,172	2,826				(495)	6,503	476	296					135	907
EBITDA	4,326	2,828				(496)	6,658	630	296					123	1,049

Gross Margin	4.6%	5.9%	-	-	-	-	6.8%	0.5%	0.8%	-	-	-	-	-	1.3%
EBITDA Margin	4.8%	5.3%	-	-	-	-	6.6%	0.6%	0.8%	-	-	-	-	-	1.5%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Colombia	Interco.	WIRE & CABLE

Tons (Third parties)	8,347	29,713	0	3,982	12,241	0	54,283	8,425	34,100	0	7,583	14,823	4,031	0	68,962
Tons (Intercompany)	150	637	0	554	351	(1,692)	0	284	1,134	0	1,687	741	0	(3,846)	0
Tons (Total)	8,497	30,350	0	4,536	12,592	(1,692)	54,283	8,709	35,234	0	9,270	15,564	4,031	(3,846)	68,962
Kms.	0	0	2,305	0	0	0	2,305	0	0	3,533	0	0	0	0	3,533

Revenues (Third parties)	49,153	150,162	1,532	13,329	72,557	0	286,733	51,639	158,937	2,335	21,094	84,051	22,190	0	340,246
Revenues (Intercompany)	1,839	2,824	0	1,107	1,538	(7,308)	0	2,923	3,723	15	3,530	3,024	0	(13,215)	0
Total revenues	50,992	152,986	1,532	14,436	74,095	(7,308)	286,733	54,562	162,660	2,350	24,624	87,075	22,190	(13,215)	340,246
COGS	(42,241)	(128,734)	(1,644)	(12,035)	(60,933)	6,953	(238,634)	(46,768)	(142,178)	(2,381)	(21,267)	(73,216)	(18,454)	12,961	(291,303)
Gross Income	8,751	24,252	(112)	2,401	13,162	(355)	48,099	7,794	20,482	(31)	3,357	13,859	3,736	(254)	48,943
SG&A	(2,336)	(10,263)	(352)	(683)	(2,681)	(1,445)	(17,760)	(2,400)	(10,050)	(369)	(952)	(2,893)	(1,061)	(1,583)	(19,308)
Operating Income	6,415	13,989	(464)	1,718	10,481	(1,800)	30,339	5,394	10,432	(400)	2,405	10,966	2,675	(1,837)	29,635
EBITDA	7,897	19,070	(266)	1,949	11,416	(1,891)	38,175	6,824	14,657	(228)	2,691	11,832	2,943	(1,984)	36,735

Gross Margin	17.2%	15.9%	-7.3%	16.6%	17.8%	-	16.8%	14.3%	12.6%	-1.3%	13.6%	15.9%	16.8%	-	14.4%
EBITDA Margin	15.5%	12.5%	-17.4%	13.5%	15.4%	-	13.3%	12.5%	9.0%	-9.7%	10.9%	13.6%	13.3%	-	10.8%

	Chile	Coin	Argentina			Interco.	BRASS MILLS	Chile	Coin	Argentina				Interco.	BRASS MILLS

Tons (Third parties)	24,079	1,611	2,321			0	28,011	18,438	1,320	2,074				0	21,832
Tons (Intercompany)	1,566	0	15			(1,581)	0	1,507	0	45				(1,552)	0
Tons (Total)	25,645	1,611	2,336			(1,581)	28,011	19,945	1,320	2,119				(1,552)	21,832

Revenues (Third parties)	107,235	10,465	10,515			0	128,215	83,829	9,756	9,446				0	103,031
Revenues (Intercompany)	10,405	2,153	66			(12,624)	0	14,480	345	147				(14,972)	0
Total revenues	117,640	12,618	10,581			(12,624)	128,215	98,309	10,101	9,593				(14,972)	103,031
COGS	(106,284)	(9,642)	(8,814)			12,603	(112,137)	(95,903)	(9,277)	(8,796)				14,969	(99,007)
Gross Income	11,356	2,976	1,767			(21)	16,078	2,406	824	797				(3)	4,024
SG&A	(3,750)	(586)	(792)			(434)	(5,562)	(3,702)	(450)	(708)				(525)	(5,385)
Operating Income	7,606	2,390	975			(455)	10,516	(1,296)	374	89				(528)	(1,361)
EBITDA	9,625	2,685	1,275			(524)	13,061	702	666	399				(637)	1,130

Gross Margin	9.7%	23.6%	16.7%	-	-	-	12.5%	2.4%	8.2%	8.3%	-	-	-	-	3.9%
EBITDA Margin	8.2%	21.3%	12.0%	-	-	-	10.2%	0.7%	6.6%	4.2%	-	-	-	-	1.1%

	Chile	Argentina				Interco.	F. PACK.	Chile	Argentina	Peru				Interco.	F. PACK.

Tons (Third parties)	10,318	5,677				(346)	15,649	11,208	5,629	24,232				(2,810)	38,259
Tons (Intercompany)	0	0				0	0	0	0	0				0	0
Tons (Total)	10,318	5,677				(346)	15,649	11,208	5,629	24,232				(2,810)	38,259

Revenues (Third parties)	33,476	16,865				(725)	49,616	35,362	14,797	42,529				(3,688)	89,000
Revenues (Intercompany)	0	0				0	0	0	0	0				0	0
Total revenues	33,476	16,865				(725)	49,616	35,362	14,797	42,529				(3,688)	89,000
COGS	(27,359)	(14,697)				724	(41,332)	(29,430)	(13,209)	(35,874)				3,455	(75,058)
Gross Income	6,117	2,168				(1)	8,284	5,932	1,588	6,655				(233)	13,942
SG&A	(2,132)	(758)				(241)	(3,131)	(1,961)	(765)	(2,172)				(261)	(5,159)
Operating Income	3,985	1,410				(242)	5,153	3,971	823	4,483				(494)	8,783
EBITDA	5,801	2,299				(239)	7,861	5,889	1,705	6,439				(493)	13,540

Gross Margin	18.3%	12.9%	-	-	-	0.1%	16.7%	16.8%	10.7%	15.6%	-	-	-	6.3%	15.7%
EBITDA Margin	17.3%	13.6%	-	-	-	33.0%	15.8%	16.7%	11.5%	15.1%	-	-	-	13.4%	15.2%

	Chile						PROFILES	Chile							PROFILES

Tons (Third parties)	12,262						12,262	10,354							10,354
Tons (Intercompany)	0						0	0							0
Tons (Total)	12,262						12,262	10,354							10,354

Revenues (Third parties)	35,804						35,804	35,131							35,131
Revenues (Intercompany)	0						0	0							0
Total revenues	35,804						35,804	35,131							35,131
COGS	(28,985)						(28,985)	(28,035)							(28,035)
Gross Income	6,819						6,819	7,096							7,096
SG&A	(3,734)						(3,734)	(4,945)							(4,945)
Operating Income	3,085						3,085	2,151							2,151
EBITDA	4,223						4,223	3,445							3,445

Gross Margin	19.0%	-	-	-	-	-	19.0%	20.2%	-	-	-	-	-	-	20.2%
EBITDA Margin	11.8%	-	-	-	-	-	11.8%	9.8%	-	-	-	-	-	-	9.8%

Exhibit 7: Consolidated Balance Sheet

	million of Ch$		million of US$ (1)
	YTD Dec 06	YTD Dec 07	YTD Dec 06	YTD Dec 07

Cash	5,084	10,410	9.5	21.0
Time deposits and marketable securities	610	789	1.1	1.6
Accounts receivable	101,438	107,255	190.5	215.9
Accounts receivable from related companies	1,662	1,782	3.1	3.6
Inventories	104,824	134,880	196.9	271.4
Recoverable taxes	10,087	13,260	18.9	26.7
Prepaid expenses and other current assets	25,769	16,246	48.4	32.7
Current Assets	249,473	284,622	468.6	572.8

Property, plant and equipment (net)	158,897	166,949	298.5	336.0

Investments	13,478	6,593	25.3	13.3
Goodwill (net)	18,240	14,062	34.3	28.3
Long-term receivables	475	246	0.9	0.5
Other	7,062	14,625	13.3	29.4
Other Assets	39,254	35,527	73.7	71.5

ASSETS	447,624	487,097	840.8	980.3

Short-term bank borrowings	16,637	35,077	31.2	70.6
Current portion of long-term bank and other debt	17,443	17,652	32.8	35.5
Current portion of bonds payable	4,873	5,081	9.2	10.2
Current portion of long-term liabilities	525	2,312	1.0	4.7
Dividends payable	89	15,051	0.2	30.3
Accounts payable	23,889	30,557	44.9	61.5
Notes payable	1,368	3,256	2.6	6.6
Other payables	762	290	1.4	0.6
Notes and accounts payable to related companies	480	615	0.9	1.2
Accrued expenses	8,711	12,115	16.4	24.4
Withholdings payable	1,669	3,637	3.1	7.3
Deferred income	8,429	4,529	15.8	9.1
Income taxes	-	-	-	-
Other current liabilities	1,308	1,302	2.5	2.6
Current Liabilities	86,181	131,474	161.9	264.6

Long-term bank and other debt	51,324	48,064	96.4	96.7
Bonds payable	21,723	16,623	40.8	33.5
Accrued expenses	5,909	4,489	11.1	9.0
Long-Term Liabilities	78,956	69,176	148.3	139.2

Minority Interest	12,316	22,554	23.1	45.4

Common stock	283,614	234,329	532.7	471.6
Share premium	43,056	43,056	80.9	86.7
Reserves	(1,346)	(18,150)	(2.5)	(36.5)
Retained earnings	(55,154)	4,658	(103.6)	9.4
Total Shareholders' Equity	270,170	263,894	507.5	531.1

LIABILITIES AND SHAREHOLDERS' EQUITY	447,624	487,097	840.8	980.3

1 Exchange rate on December 31 2007 US$1.00 = 496.89
1 Exchange rate on December 31 2006 US$1.00 = 532.39

Exhibit 8: Consolidated Statement of Cash Flow

	million of Ch$		million of US$ (1)
	YTD Dec 06	YTD Dec 07	YTD Dec 06	YTD Dec 07

Cash received from customers	687,146	773,155	1,290.7	1,556.0
Financial income received	1,095	4,482	2.1	9.0
Dividends and other distributions	56	-	0.1	-
Other incomes	8,340	10,196	15.7	20.5
Payments to suppliers and employees	(670,210)	(746,002)	(1,258.9)	(1,501.3)
Interests paid	(10,024)	(11,552)	(18.8)	(23.2)
Income taxes paid	(5,340)	(6,598)	(10.0)	(13.3)
Other expenses	(308)	(5,496)	(0.6)	(11.1)
Added Value Tax and others	(4,402)	(3,045)	(8.3)	(6.1)
Cash Flow from Operating Activities	6,351	15,140	11.9	30.5

Sale of Property, Plant and Equipment	2,665	935	5.0	1.9
Sale of permanent investments	-	0	-	0.0
Sale of other investments	-	-	-	-
Other proceeds from investments	1,533	4,119	2.9	8.3
Acquisition of fixed assets	(15,394)	(18,727)	(28.9)	(37.7)
Permanent investments	(5)	(9,828)	(0.0)	(19.8)
Other disbursements	-	(27)	-	(0.1)
Cash Flow used in Investing Activities	(11,201)	(23,528)	(21.0)	(47.4)

Issuance of shares	10,163	6,465	19.1	13.0
Loans obtained	150,557	224,126	282.8	451.1
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(652)	(678)	(1.2)	(1.4)
Capital distributions	-	(5,080)	-	(10.2)
Repayments of bank borrowings	(137,184)	(219,048)	(257.7)	(440.8)
Repayments of bonds	(4,571)	(4,844)	(8.6)	(9.7)
Payment of expenses related to shares issuance	-	-	-	-
Payment loans documented from related companies	(1,668)	-	(3.1)	-
Others	(1,129)	-	(2.1)	-
Cash Flow provided by Financing Activities	15,517	942	29.1	1.9

Net Cash Flow for the Period	10,667	(7,447)	20.0	(15.0)

Effect of price-level restatements on cash and cash equivalents	(366)	(198)	(0.7)	(0.4)

Net increase in cash and cash equivalents	10,300	(7,645)	19.3	(15.4)

Cash and cash equivalents at the beginning of year	8,543	18,844	16.0	37.9

Cash and cash equivalents at end of the period	18,844	11,199	35.4	22.5

1 Exchange rate on December 31 2007 US$1.00 = 496.89
1 Exchange rate on December 31 2006 US$1.00 = 532.39